ENTOURAGE MINING LTD. (U-ETGMF) – News Release

Entourage revises Stock Option Plan

VANCOUVER, British Columbia – November 30, 2004

Entourage Mining Ltd., (“Entourage” or the “Company”) (OTCBB: ETGMF), a precious gemstone and precious mineral exploration company, announces that it has amended its Stock Option Plan (the “Plan”) to provide for the issuance of up to 2,200,000 incentive stock options to Directors, officers, employees and non-investor relations consultants from the present 1,500,000 now reserved under the terms of the Plan.

In addition, 1,350,000 outstanding incentive stock options have had their exercise price revised to $0.15 per share. These same 1,350,000 incentive stock options have been extended to five years and now expire on February 28, 2009.

The Company intends to file its Plan with the SEC by way of an S8 Registration Statement and, when filed, the Plan will be available by searching the SEC’s EDGAR archives at www.sec.gov.

Forward Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contacts:

Entourage Mining Ltd.

Gregory F Kennedy

President & CEO

(604) 669-4369 Cell: (250) 216-2299

Fax: (604) 669-4368

greg@entouragemining.com

www.entouragemining.com